Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated November 17, 2011
Relating to Preliminary Prospectus dated November 14, 2011
Registration No. 333-171151
MoneyGram International, Inc.
$150,312,500
9,250,000 Shares of Common Stock
     This free writing prospectus of MoneyGram International, Inc. (the “Company”) relates only to the securities described in, and should be read together with, the preliminary prospectus, dated November 14, 2011 (the “Preliminary Prospectus”), including the section entitled “Risk Factors,” before deciding to invest in the securities described below.

Issuer:	MoneyGram International, Inc.

Symbol:	MGI (NYSE)

Size:	$150,312,500

Shares offered:	9,250,000 shares of common stock

Underwriters option:	1,387,500 shares of common stock

Price to public:	$16.25 per share

Trade date:	November 17, 2011

Closing date:	November 23, 2011

CUSIP No.:	60935Y208

Use of proceeds:	All of the securities covered by the Preliminary Prospectus are being sold by the selling stockholders identified in the Preliminary Prospectus. The Company will not receive any of the proceeds from the sale of shares in this offering.

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:	William Blair & Company L.L.C. Morgan Keegan & Company, Inc. Piper Jaffray & Co.

Additional Disclosures
Revised Capitalization Disclosure:
     The information in the “Capitalization” table appearing on page S-8 of the Preliminary Prospectus and in each other location where such information appears in the Preliminary Prospectus is amended to read as follows:
     The following table sets forth our capitalization as of September 30, 2011:
•	on an actual basis (after giving effect to the Reverse Stock Split); and

•	on an as adjusted basis to reflect the completion of this offering (assuming no exercise of the underwriters’ option to purchase 1,387,500 additional shares from the selling stockholders) and the Note Redemption, which will occur on the closing date of this offering or shortly thereafter.
     You should read the following table in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and the consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of September 30, 2011
	Actual	As Adjusted
	(In thousands)
Cash and cash equivalents (substantially restricted)	$2,583,475	$2,514,906	(1)

Other Assets	$156,029	$148,925	(1)

Debt
Senior secured credit facility, net of unamortized discount, due 2017	$339,199	$476,049
Senior revolving credit facility due 2016	—	—
Second lien notes due 2018	500,000	325,000

Total debt	$839,199	$801,049

Stockholders’ Deficit
Participating Convertible Preferred Stock – Series D, $0.01 par value, 200,000 shares authorized (actual and as adjusted), 173,189 shares issued (actual) and 113,189 shares issued (as adjusted)	446,925	292,092
Common Stock, $0.01 par value, 162,500,000 shares authorized (actual and as adjusted), 50,394,663 shares issued (actual) and 57,894,663 shares issued (as adjusted)	543	618
Additional paid-in capital	818,630	973,389
Retained loss	(1,219,666)	(1,257,190	)(1)
Accumulated and other comprehensive loss	(27,257)	(27,257)
Treasury stock, 4,429,167 shares (actual and as adjusted)	(127,335)	(127,335)

Total stockholders’ deficit	(108,160)	(145,684)

Total Capitalization	$731,039	$655,365

(1)	Assumes the Note Redemption occurs on November 23, 2011 and is financed with $140.0 million in borrowings under Worldwide’s incremental term loan facility under our existing senior secured credit facility, net of a 2.25% original issuance discount, and available cash. We may increase such borrowings, all of which will be used to finance the Note Redemption, to $150.0 million by the date of the Note Redemption.
Revised Selling Stockholder Disclosure:
     Due to a reduction in the total number of shares offered by affiliates and co-investors of Thomas H. Lee Partners, L.P. in the amount of 2,000,000 shares of our common stock, the information set forth in the “Selling Stockholders” tables appearing on pages S-9 and S-10 of the Preliminary Prospectus is revised to reflect that Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P., Thomas H. Lee Parallel (DT) Fund VI, L.P., Putnam Investments Employees’ Securities Company III LLC, Great-West Investors, L.P., THL Equity Fund VI Investors (MoneyGram), LLC, THL Operating Partners, L.P., THL Coinvestment Partners, L.P. and SPCP Group, LLC will be offering 944,316, 639,440, 111,697, 4,818, 4,820, 3,535, 3,323, 2,697 and 35,354 shares of our common stock, respectively, assuming no exercise of the underwriters’ option, or 1,318,670, 892,932, 155,977, 6,728, 6,731, 4,937, 4,640, 3,766 and 49,369 shares of our common stock, respectively, assuming full exercise of the underwriters’ option. The percentage of common stock beneficially owned after the offering also changes correspondingly.
     Due to a reduction in the total number of shares offered in the offering, the information set forth in the “Selling Stockholders” tables appearing on pages S-9 and S-10 of the Preliminary Prospectus is revised to reflect that the underwriters’ option shares with respect to The Goldman Sachs Group, Inc. is 693,750 and the total shares beneficially owned by The Goldman Sachs Group, Inc. after the offering assuming full exercise of the underwriters’ option will be 107,639.5678. The percentage of common stock beneficially owned, as converted, after the offering also changes correspondingly. Additionally, the information set forth in the “Selling Stockholders” tables appearing on pages S-9 and S-10 of the Preliminary Prospectus is revised to reflect that the number of shares of our common stock beneficially owned by The Goldman Sachs Group, Inc. prior to the offering and after the offering is 2,212. Further, the information in footnote (11) to the “Selling Stockholders” tables is updated to provide that GS Group has shared voting and dispositive power over 21,650,904 shares of our common stock and Goldman, Sachs & Co. has shared voting and dispositive power over 21,055,069 shares of our common stock.
THE COMPANY HAS FILED A REGISTRATION STATEMENT INCLUDING A PROSPECTUS AND A PROSPECTUS SUPPLEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS AND PROSPECTUS SUPPLEMENT IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THE OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE COMPANY, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT IF YOU REQUEST THEM BY CALLING MORGAN STANLEY & CO. LLC TOLL FREE AT 866-718-1649, GOLDMAN, SACHS & CO. TOLL FREE AT 866-471-2526, MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED TOLL FREE AT 866-500-5408, J.P. MORGAN SECURITIES LLC TOLL FREE AT 866-803-9204 OR WELLS FARGO SECURITIES, LLC TOLL FREE AT 800-326-5897.

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